Exhibit 99.3

NYSE & TSX:	PRESS RELEASE

Greenfire Resources Reports Third Quarter 2026 Results
and Provides an Operational Update

Readers are advised to review the “Non-GAAP and Other Financial Measures” section of this press release for information regarding the presentation of financial measures that do not have standardized meaning under IFRS® Accounting Standards. Readers are also advised to review the "Forward-Looking Information" section in this press release for information regarding certain forward-looking information and forward-looking statements contained in this press release. All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Greenfire holds a 75% working interest in the Hangingstone Expansion SAGD Project (the “Expansion Asset”), a 100% working interest in the Hangingstone Demonstration SAGD Project (the “Demo Asset,” and together with the Expansion Asset, the “Hangingstone Facilities”), and a 100% working interest in the Great Divide SAGD Project (the “Great Divide Asset”). Unless otherwise indicated, production volumes and per-unit statistics are presented on a gross basis in accordance with National Instrument 51-101, representing the Company’s working interest before royalties.

CALGARY, ALBERTA – November 8, 2026 – Greenfire Resources Ltd. (NYSE: GFR, TSX: GFR) (“Greenfire” or the “Company”) today reported its operating and financial results for the quarter ended September 30, 2026 (“Q3 2026”). The unaudited condensed interim consolidated financial statements and related Management’s Discussion and Analysis (“MD&A”) will be available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar, and on Greenfire’s website at www.greenfireres.com.

Q3 2026 Highlights

●	Bitumen production of 27,166 bbls/d

●	Adjusted funds flow(1) of $49.2 million

●	Adjusted free cash flow(1) of $8.6 million

Financial & Operating Highlights

	Three Months Ended
($ thousands, unless otherwise indicated)	September 30, 2026	September 30, 2025	June 30, 2026
WTI (US$ / bbl)	85.79	64.93	92.79
WCS Hardisty differential to WTI (US$ / bbl)	(13.89)	(10.39)	(14.66)
WCS Hardisty (C$ / bbl)	100.57	75.12	108.10
Average FX Rate (US$ / C$)	1.3988	1.3774	1.3836
Bitumen production (bbls/d)	27,166	15,757	13,607
Oil sales	305,254	141,137	179,408
Royalties	(35,201)	(4,538)	(7,941)
Realized gains (losses) on risk management	(36,893)	9,135	(39,867)
Diluent expense	(104,809)	(49,011)	(69,635)
Transportation and marketing	(16,437)	(11,459)	(11,578)
Operating expenses	(42,691)	(31,936)	(21,154)
Operating netback, excluding realized gain (loss) on risk management contracts (1)	106,116	44,193	69,100
Operating netback, excluding realized gain (loss) on risk management contracts ($/bbl)(1)	42.75	31.16	55.45
Operating netback(1)	69,223	53,328	29,233
Operating netback(1) ($/bbl)	27.89	37.60	23.46
Net income (loss) and comprehensive income (loss)	(20,952)	(8,751)	53,462
Cash provided by operating activities	85,401	48,764	35,573
Adjusted funds flow(1)	49,210	38,051	21,913
Capital expenditures	(40,625)	(17,896)	(56,662)
Adjusted free cash flow (deficit)(1)	8,585	20,155	(34,749)
Common shares (‘000 of shares)	240,414	70,253	125,429

(1)	Non-GAAP measures or ratios without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this press release.

Liquidity and Financial Position

	September 30,	December 31,	June 30,
($ thousands)	2026	2025	2026
Cash	9,480	41,974	2,962
Net surplus (debt)(1)	(587,081)	49,746	(13,509)
Undrawn Senior Credit Facility capacity(2)	430,000	275,000	248,500
Available funding(1)	456,922	324,746	261,491

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this press release.
(2)	As at September 30, 2026 the Company had a $1.0 billion borrowing base (December 31, 2025 - $275.0 million, June 30, 2026 - $275.0 million) under the Senior Credit Facility, of which $570.0 million was drawn at September 30, 2026 (December 31, 2025 - $nil, June 30, 2026 - $26.5 million).

Operational Update

Q3 2026 Review:

Consolidated production averaged 27,166 bbls/d in Q3 2026, up 100% from the prior quarter. The increase was driven primarily by the acquisition of Connacher Oil & Gas Limited (“Connacher”) and the assumption of operatorship of the Great Divide Asset on August 5, 2026 (“Connacher Acquisition”), together with higher production from the Expansion Asset.

●	Expansion Asset: Production averaged 9,664 bbls/d in Q3 2026, up 24% quarter-over-quarter, primarily reflecting the completion of the planned turnaround in Q2 2026.

●	Demo Asset: Production averaged 5,452 bbls/d in Q3 2026, down 6% from the prior quarter, mainly due to the planned annual turnaround in September 2026.

●	Great Divide Asset: Production averaged 12,050 bbls/d in Q3 2026, reflecting partial-quarter ownership following the August 5, 2026 closing of the Connacher Acquisition. On a full-quarter basis, production in Q3 2026 would have been approximately 19,449 bbls/d.

Bitumen Production Results

	Three Months Ended
	September 30,	September 30,	June 30,
(bbls/d)	2026	2025	2026
Expansion Asset	9,664	10,404	7,818
Demo Asset	5,452	5,353	5,789
Great Divide Asset	12,050	-	-
Consolidated	27,166	15,757	13,607

●	Capital expenditures, net of dispositions, in Q3 2026 totaled $40.6 million, with the majority of capital related to drilling and development activities at the Expansion Asset. The dispositions pertained to the sale of the non-producing McKay River asset, as well as the sale of certain midstream infrastructure acquired as part of the Connacher Acquisition, for total proceeds of $20.9 million.

Development & Drilling Plans:

Expansion Asset:

Greenfire has completed drilling 26 well pairs across three new pads at the Expansion Asset, targeting a return to full plant capacity of ~26,000 bbls/d (100% W.I.) by 2028.

●	Pad 7 (14 well pairs): Drilling was completed and steam injection commenced in Q3 2026. First oil was achieved in November 2026, with production expected to ramp through Q3 2027.

●	Pad 5SE (3 well pairs): Drilling was completed in Q3 2026. First steam is anticipated in November 2026, and first oil has been accelerated and anticipated in Q1 2027 (previously Q2 2027).

●	Pad 8 (9 well pairs): Drilling was completed in Q4 2026. First steam is anticipated in Q2 2027, with first oil remaining on schedule and anticipated for Q3 2027.

Demo Asset:

Base production at the Demo Asset has been sustained through ongoing optimization activities. Greenfire plans to initiate an infill well drilling program in Q1 2027.

Great Divide Asset:

Greenfire is preparing to commence an infill well drilling program in Q4 2026. The Company has substantially completed the integration initiatives associated with its previously announced $30 million annual cash flow synergy target from the Connacher Acquisition.

Financial Update

In connection with completion of the Connacher Acquisition, Greenfire upsized its reserves-based credit facility to $1.0 billion.

Greenfire also completed its previously announced $775 million offering of rights to all eligible Greenfire shareholders on September 16, 2026, and issued an aggregate of 114,985,163 Greenfire shares in connection therewith. The net proceeds of this offering were used to repay the Company’s $575 million bridge facility and a portion of the other indebtedness incurred in connection with the Connacher Acquisition.

As at September 30, 2026, Greenfire had $570 million drawn on its reserves-based credit facility.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire. Greenfire common shares are listed on the Toronto and New York Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Non-GAAP and Other Financial Measures

Certain financial measures in this press release are non-GAAP financial measures or ratios. These measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other companies. These non-GAAP measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards. This press release also contains supplementary financial measures.

Non-GAAP financial measures and ratios include operating netback, operating netback, excluding realized (gain) loss on risk management contracts, capital expenditures, adjusted funds flow, adjusted free cash flow, net surplus (debt), available funding, and per barrel figures associated with such non-GAAP financial measures. Supplementary financial measures and ratios include gross profit (loss), and depletion.

Non-GAAP Financial Measures

Operating Netback (including per barrel ($/bbl)) and Operating Netback, excluding realized gain (loss) on risk management contracts (including per barrel ($/bbl))

Gross profit (loss) is the most directly comparable GAAP measure to operating netback and operating netback, excluding realized (gain) loss on risk management contracts. Operating netback, excluding realized gain (loss) on risk management contracts is comprised of gross profit (loss), plus loss on risk management contracts, less gain on risk management contracts and plus depletion expense on the Company’s operating assets. Operating netback, excluding realized gain (loss) on risk management contracts per barrel ($/bbl) is calculated by dividing operating netback, excluding realized gain (loss) on risk management contracts by the Company’s bitumen sales volume in a specified period. Operating netback is further adjusted for realized gain (loss) risk management contracts, as appropriate. Operating netback per barrel ($/bbl) is calculated by dividing operating netback by the Company’s bitumen sales volume in a specified period. Operating netback is a financial measure widely used in the oil and gas industry as a supplementary measure of a company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures, or other uses.

The following table is a reconciliation of gross profit (loss) to operating netback and Operating Netback, excluding realized gain (loss) on risk management contracts:

	Three months ended
	September 30,	September 30,	June 30,
($ thousands, unless otherwise noted)	2026	2025	2026
Gross profit (loss)(1)	4,881	14,526	73,021
Depletion(1)	46,488	19,862	19,349
Loss (gain) on risk management contracts	54,747	9,805	(23,270)
Operating netback, excluding realized gain (loss) on risk management contracts	106,116	44,193	69,100
Realized gain (loss) on risk management contracts	(36,893)	9,135	(39,867)
Operating netback	69,223	53,328	29,233
Operating netback, excluding realized gain (loss) on risk management contracts ($/bbl)	42.75	31.16	55.45
Operating netback ($/bbl)	27.89	37.60	23.46

(1)	Supplementary financial measure or ratio. Refer to the “Supplementary Financial Measures” section of this press release.

Capital Expenditures

Property, plant and equipment expenditures is the most directly comparable GAAP measure to capital expenditures. Greenfire uses capital expenditures to monitor the cash flows it invests into property, plant and equipment. Capital expenditures is calculated as property, plant and equipment expenditures, including expenditures for direct acquisitions of oil and gas properties and other assets, less proceeds from dispositions of property, plant and equipment. Capital expenditures excludes cash paid for corporate acquisitions, which are acquisitions in which Greenfire acquires an equity interest in another corporation.

The following table is a reconciliation of capital expenditures:

	Three months ended
	September 30,	September 30,	June 30,
($ thousands)	2026	2025	2026
Property, plant and equipment expenditures	(61,551)	(17,896)	(56,662)
Proceeds from dispositions	20,926	-	-
Capital expenditures	(40,625)	(17,896)	(56,662)

Adjusted Funds Flow and Adjusted Free Cash Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided by operating activities calculated in accordance with IFRS Accounting Standards.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and transactions considered non-recurring in nature or outside of normal business operations.

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted free cash flow, which is a non-GAAP measure. Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that are available to manage debt levels and return capital to shareholders. By removing the impact of current period property, plant and equipment expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. Adjusted free cash flow (deficit) is computed as cash provided by operating activities, excluding the impact of changes in non-cash working capital, adjusted for transaction costs and transactions considered non-recurring in nature or outside of normal business operations, plus proceeds from disposition, less property, plant and equipment expenditures and property acquisitions but excluding cash paid for corporate acquisitions. Corporate acquisitions are acquisitions in which Greenfire acquires an equity interest in another corporation. The following table is a reconciliation of cash provided by operating activities to adjusted funds flow and adjusted free cashflow:

	Three months ended
	September 30,	September 30,	June 30,
($ thousands)	2026	2025	2026
Cash provided by operating activities	85,401	48,764	35,573
Non-recurring transactions	6,521	-	-
Changes in non-cash working capital	(42,712)	(10,713)	(13,660)
Adjusted funds flow	49,210	38,051	21,913
Property, plant and equipment expenditures	(61,551)	(17,896)	(56,662)
Proceeds from dispositions	20,926	-	-
Adjusted free cash flow (deficit)	8,585	20,155	(34,749)

Net Surplus (Debt)

The table below reconciles long-term debt to net surplus (debt).

	September 30,	December 31,	June 30,
($ thousands)	2026	2025	2026
Face value of long-term debt(1)	(615,628)	-	(26,500)
Accounts payable and accrued liabilities	(176,256)	(88,432)	(86,841)
Cash	9,480	41,974	2,962
Accounts receivable	143,456	66,186	69,616
Inventories	43,634	20,596	21,351
Prepaid expenses and deposits	8,233	9,422	5,903
Net surplus (debt)	(587,081)	49,746	(13,509)

(1)	Represents the undiscounted principal repayments of the outstanding long-term debt.

Net surplus (debt) is a non-GAAP measure. Debt is a GAAP measure that is the most directly comparable financial statement measure to net surplus (debt). Net surplus (debt) is computed as the face value of Greenfire’s debt adjusted for accounts payable and accrued liabilities, cash, accounts receivable, inventories, and prepaids expenses and deposits. Management uses net surplus (debt) to monitor and evaluate the Company’s financial strength, and financing requirements.

Available Funding

	September 30,	December 31,	June 30,
($ thousands)	2026	2025	2026
Current assets	204,803	149,194	105,393
Current liabilities	(242,948)	(95,836)	(110,355)
Working capital surplus (deficit)	(38,145)	53,358	(4,962)
Current portion of risk management contracts	49,466	(11,016)	10,269
Current portion of lease liabilities and other	3,021	3,276	2,381
Warrant liability	12,580	4,128	6,300
Assets held for sale	-	-	(3,929)
Liabilities associated with assets held for sale	-	-	2,932
Undrawn capacity under the Senior Credit Facility(1)	430,000	275,000	248,500
Available funding	456,922	324,746	261,491

(1)	As at September 30, 2026 the Company had a $1.0 billion borrowing base (December 31, 2025 - $275.0 million, June 30, 2026 - $275.0 million) under the Senior Credit Facility, of which $570.0 million was drawn at September 30, 2026 (December 31, 2025 - $nil, June 30, 2026 - $26.5 million).

Net working capital surplus (deficit) is the GAAP measure that is the most directly comparable measure to available funding. Available funding is calculated as working capital surplus (deficit), adjusted to exclude the current portion of risk management contracts, current portion of lease liabilities and other, current portion of decommissioning obligations, warrant liabilities, assets held for sale, and liabilities associated with assets held for sale, and including the undrawn capacity available under the Company’s Senior Credit Facility. Management uses available funding to assess liquidity, financial flexibility and the Company’s ability to fund capital expenditures, and other obligations as they come due.

Supplementary Financial Measures

Depletion

The term “depletion” or “depletion expense” is the portion of depletion and depreciation expense reflecting the cost of development and extraction of the Company’s bitumen reserves.

Gross Profit (Loss)

Gross profit (loss) is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses gross profit (loss) to assess its core operating performance before considering other expenses such as general and administrative costs, financing costs, and income taxes. Gross profit (loss) is calculated as oil sales, net of royalties, plus gains on risk management contracts, less losses on risk management contracts, diluent expense, operating expense, depletion expense on the Company’s operating assets, transportation expenses and marketing expenses.

Management believes that gross profit (loss) provides investors, analysts, and other stakeholders with useful insight into the Company’s ability to generate profitability from its core operations before non-operating expenses.

	Three months ended
	September 30,	September 30,	June 30,
($ thousands)	2026	2025	2026
Oil sales, net of royalties	270,053	136,599	171,467
Gain (loss) on risk management contracts	(54,747)	(9,805)	23,270
	215,306	126,794	194,737
Diluent expense	(104,809)	(49,011)	(69,635)
Transportation and marketing	(16,437)	(11,459)	(11,578)
Operating expenses	(42,691)	(31,936)	(21,154)
Depletion	(46,488)	(19,862)	(19,349)
Gross profit (loss)	4,881	14,526	73,021

Forward-Looking Information

This press release contains forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable United States federal securities laws and Canadian securities laws. Forward-looking information is based on Greenfire’s current expectations, estimates, projections, assumptions and beliefs as of the date of this press release. Such information is not a guarantee of future performance and is subject to known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied. Although management believes the underlying assumptions are reasonable, there can be no assurance they will prove correct, and readers should not place undue reliance on forward-looking information.

Words such as “expect”, “target”, “anticipate”, “intend”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “believe”, “could”, “plan”, “forecast” and similar expressions may identify forward-looking information. In particular, this press release contains forward-looking information concerning: the expected timing of production growth at the Expansion Asset and the objective of returning the Expansion Asset to full plant capacity by 2028; the expected production ramp-up from Pad 7, the expected timing of first steam and first oil from Pad 5SE and Pad 8, and the anticipated results of drilling, redevelopment and optimization activities; the planned infill well drilling programs at the Demo Asset and the Great Divide Asset, including the expected timing of commencement and first oil; the expected benefits of the Connacher Acquisition, including the $30 million annual cash flow synergy target; the Company’s strategies, plans and future operational and financial performance; and other statements relating to Greenfire’s future activities.

Forward-looking information concerning oil sands development, production and the oil and gas industry is based on management’s estimates, publicly available industry information, market research and analysis, and assumptions management considers reasonable. Industry data and estimates are inherently imprecise and may change.

Material assumptions underlying the forward-looking information include: the ability to realize anticipated benefits and synergies from the Connacher Acquisition; reservoir performance, future well production rates and the results and timing of drilling and development at Pad 7, Pad 5SE and Pad 8 and of the infill well drilling programs at the Demo Asset and the Great Divide Asset; the ability to execute planned capital programs within anticipated budgets and schedules; expected production levels, operating costs and capital efficiency; commodity prices, price differentials, diluent, natural gas and electricity costs, foreign exchange and interest rates; the availability of labour, equipment, services, transportation, storage and other infrastructure; the reliability of facilities and third-party infrastructure; the availability of funding and the Company’s ability to manage cash flow, working capital and debt obligations; applicable royalty rates, tax pools, laws and regulatory requirements; the timing and receipt of permits and approvals; and general economic, industry and market conditions. Management believes these assumptions are reasonable as of the date of this press release, but actual circumstances may differ.

Forward-looking information is subject to risks and uncertainties that could cause actual results to differ materially, including: failure or delay in realizing anticipated benefits or synergies from the Connacher Acquisition; lower-than-expected reservoir performance or production, operational disruptions, equipment failures or delays in drilling, steam injection or first oil; changes in development plans, capital costs or project schedules; fluctuations in oil prices, crude oil differentials, natural gas and electricity prices, diluent availability and costs, foreign exchange rates and interest rates; inflation, supply-chain disruptions and shortages of labour, drilling equipment or services; the reliability and capacity of pipelines, trucking, storage and other third-party infrastructure; severe weather, wildfires and other catastrophic events; cybersecurity incidents; changes in laws, taxes, royalties, environmental and climate-related regulation, tariffs or other government policies; inability to obtain required regulatory approvals; hedging risks; uncertainty in reserves, production and abandonment and reclamation estimates; increased debt service requirements, non-compliance with financial covenants or limited access to capital; geopolitical conflicts and adverse economic or market conditions; and other risks described under “Risk Factors” in the Company’s Annual Information Form dated March 12, 2026 (the “2025 AIF”), filed with the SEC under cover of Form 40-F, and in Greenfire’s other public disclosure documents available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

The foregoing factors are not exhaustive. Forward-looking information speaks only as of the date of this press release. Except as required by applicable law, Greenfire undertakes no obligation to publicly update or revise forward-looking information to reflect subsequent events or circumstances. All forward-looking information contained herein is expressly qualified by this cautionary statement.

Contact Information

Greenfire Resources Ltd.

350 7th Avenue SW
Suite 800
Calgary, AB T2P 3N9
investors@greenfireres.com
greenfireres.com